Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

April 7, 2021

Via EDGAR

Allison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    Principal Life Insurance Company Separate Account B
Principal® Lifetime Income Solutions II Variable Annuity
File Nos. 811-02091, 333-213890
Post-Effective Amendment Nos. 7 and 277 to Registration Statement on Form N-4 (the "Amendment")
Request for Selective Review and Template Filing Relief

Dear Ms. White:

On February 26, 2021, the Registrant filed the Amendment with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (Accession No. 0000009713-21-000007). The Amendment was filed as an annual update for the Contract and to incorporate the recent changes to Form N-4 and new summary prospectus rules adopted by the Commission. The related correspondence stated that the Registrant would request template filing relief. It is expected that the related filings under Rule 485(b) will occur on or a few days prior to the May 1, 2021 effective date. This correspondence updates our March 5, 2021 template relief request in accordance with the comments you provided me via telephone on March 24, 2021.

Pursuant to Division of Investment Management Guidance No. 2018-02 (June 2018), and subsequent Staff guidance described in the Investment Company Institute Disclosure Working Group correspondence dated December 16, 2020, the Registrant hereby requests template filing relief pursuant to Rule 485(b)(i)(vii) under the 1933 Act. The Registrant requests that the Amendment be considered the template filing, allowing disclosures for the following variable annuity contracts of the Registrant to be included in one or more replicate filings pursuant to Rule 485(b) under the 1933 Act, which are expected to be effective May 1, 2021:

Contract Name	SEC File Nos.
Principal Investment Plus Variable Annuity	811-02091 and 333-116220
Principal Investment Plus Variable Annuity (Applications Signed On or After 08/01/2013)	811-02091 and 333-188293
Principal Pivot Series Variable Annuity	811-02091 and 333-197214
Principal Variable Annuity (Flexible Variable Annuity)	811-02091 and 033-74232

The Registrant represents the following:

•The format and type of the disclosure changes in the template filing have been made to comply with the SEC’s recent amendments to Form N-4 and are substantially identical to the format and type of disclosure changes that will be made in the replicate filings.
•The replicate filings will incorporate changes made to the disclosure included in the template filing to resolve any staff comments thereon.
•The replicate filings will not include any other changes that would otherwise render them ineligible for filing under rule 485(b).
•The substance of all other disclosures to be included in the replicate filings have already been reviewed by the Staff or otherwise are compliant with Rule 485(b).
•The template is a fair representation of the replicate filings.

Please call me at 515-362-2384 if you have any questions.

Sincerely,

/s/ Douglas B. Hodgson

Douglas B. Hodgson
Assistant Counsel, Registrant
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